                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

     For the fiscal year ended DECEMBER 31, 2006

                                       OR

[ ]  TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from ____________ to ____________

Commission file number 001-32395

                        CONOCOPHILLIPS STORE SAVINGS PLAN
                            (Full title of the Plan)

                                 CONOCOPHILLIPS
                         (Name of issuer of securities)

600 NORTH DAIRY ASHFORD
HOUSTON, TEXAS                                                           77079
(Address of principal executive office)                               (Zip code)

FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

Financial statements of the ConocoPhillips Store Savings Plan, filed as a part of this annual report, are listed in the accompanying index.

(b) Exhibits

Exhibit 23   Consent of Independent Registered Public Accounting Firm

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the ConocoPhillips Store Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        CONOCOPHILLIPS STORE SAVINGS PLAN


                                        /s/ J. W. Sheets
                                        ----------------------------------------
                                        J. W. Sheets
                                        Plan Financial Administrator

June 19, 2007

--------------------------------------------------------------------------------
INDEX TO FINANCIAL STATEMENTS AND SCHEDULE     CONOCOPHILLIPS STORE SAVINGS PLAN

                                                                            Page
                                                                            ----
Report of Independent Registered Public Accounting Firm .................     3
Financial Statements
   Statements of Net Assets Available for Benefits at December 31, 2006
      and 2005 ..........................................................     4
   Statement of Changes in Net Assets Available for Benefits for the Year
      Ended December 31, 2006 ...........................................     5
   Notes to Financial Statements ........................................     6
Supplemental Schedule
   Schedule of Assets (Held at End of Year) as of December 31, 2006,
      Schedule H, Line 4i ...............................................    17
Exhibit Index ...........................................................    18

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The ConocoPhillips Store Savings Plan Committee
ConocoPhillips Store Savings Plan

We have audited the accompanying statements of net assets available for benefits of ConocoPhillips Store Savings Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                        /s/ ERNST & YOUNG LLP
                                        ERNST & YOUNG LLP

Houston, Texas
June 19, 2007

STATEMENTS OF NET ASSETS                                          CONOCOPHILLIPS
AVAILABLE FOR BENEFITS                                        STORE SAVINGS PLAN

                                                                 Thousands of
                                                                    Dollars
                                                               -----------------
At December 31                                                   2006      2005
                                                               -------   -------
ASSETS
Investments, at fair value
   Mutual funds                                                $21,334   $20,824
   Plan interest in Master Trusts:
      Stable Value Fund                                          1,619     1,675
      ConocoPhillips Stock Fund                                  3,619     3,393
      DuPont Stock Fund                                             72        71
   Loans to Plan participants                                      195       212
                                                               -------   -------
Total assets                                                    26,839    26,175
                                                               -------   -------
NET ASSETS AVAILABLE FOR
   BENEFITS, AT FAIR VALUE                                      26,839    26,175

Adjustment from fair value to contract
   value for fully benefit-responsive
   investment contracts                                             20        13
                                                               -------   -------
NET ASSETS AVAILABLE FOR
   BENEFITS, AT CONTRACT VALUE                                 $26,859   $26,188
                                                               =======   =======

                      See Notes to Financial Statements.

STATEMENT OF CHANGES IN NET                                       CONOCOPHILLIPS
ASSETS AVAILABLE FOR BENEFITS                                 STORE SAVINGS PLAN

                                                                       Thousands
Year Ended December 31, 2006                                          of Dollars
                                                                      ----------
ADDITIONS
Contributions
   Active employee deposits                                             $   427
   Rollovers                                                                 32
                                                                        -------
Total contributions                                                         459
                                                                        -------
Investment income
   Interest and dividend income                                             679
   Interest on participant loans                                             12
   Plan interest in Master Trusts
      Stable Value Fund                                                      94
      ConocoPhillips Stock Fund                                             854
      DuPont Stock Fund                                                      11
   Net appreciation in fair value
      of investments - mutual funds                                       1,843
                                                                        -------
TOTAL INVESTMENT INCOME                                                   3,493
                                                                        -------
Other additions                                                               1
                                                                        -------
Total additions                                                           3,953
                                                                        -------
DEDUCTIONS
Distributions to participants
   or their beneficiaries                                                 3,273
Administrative expenses                                                       1
Other deductions                                                              8
                                                                        -------
Total deductions                                                          3,282
                                                                        -------
NET INCREASE                                                                671

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year                                                        26,188
                                                                        -------
End of year                                                             $26,859
                                                                        =======

                                 See Notes to Financial Statements.

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS                                     CONOCOPHILLIPS
                                                              STORE SAVINGS PLAN

NOTE 1--PLAN DESCRIPTION

The following description of the ConocoPhillips Store Savings Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution, 401(k) profit sharing plan. The Plan was established in 1985, and has been amended and restated at various times since its formation. ConocoPhillips Company is the Plan sponsor (Sponsor). The Vanguard Group, Inc. serves as recordkeeper. Vanugard Fiduciary Trust Company (Vanguard) serves as trustee.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

ELIGIBILITY

An active employee of Kayo Oil Company (Company), a subsidiary of the Sponsor, is eligible to participate upon the attainment of age 21 and the completion of one year of eligibility service as defined in the Plan document.

INVESTMENT FUNDS

Plan assets are invested in a variety of investment funds; however, the DuPont Stock fund is closed to new investment elections. Investments in the Plan are participant-directed.

ACTIVE EMPLOYEE DEPOSITS

Active employees can deposit between 1% and 30% of their eligible pay, as defined in the Plan document (Pay), to the Plan on a before-tax basis. Investments are participant-directed in 1% increments.

Active employees are eligible to make catch-up deposits to the Plan beginning in the year they attain age 50. The active employee is allowed to elect catch-up deposits to be deducted as a dollar amount from each paycheck up to the applicable dollar limit, as defined by the Plan, for such Plan year. Elections to make catch-up deposits remain in effect until changed or revoked by an active employee.

COMPANY CONTRIBUTIONS

The Company makes a matching contribution to the account of each retail store manager (this includes a manager or manager in training but not an assistant manager) (Retail Store Manager) who is making a deposit of 2% or more of Pay to the Plan. If a Retail Store Manager deposits 2% or more of Pay, the 2% deposit is deemed a "matched before-tax deposit" and the Retail Store Manager's account receives a Company matching contribution equal to 2% of Pay. Deposits by a Retail Store Manager in excess of the 2% matched before-tax deposit and deposits of up to 30% of Pay by other active employees are deemed "regular before-tax deposits," and are not subject to Company matching contributions. Company contributions for 2006 totaling $86,123 were funded through the forfeiture account.

PARTICIPANT ACCOUNTS

Each participant's account is credited with their deposits; Company contributions, if applicable; and Plan earnings, and charged with an allocation of investment administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that could be provided from the participant's vested account.

VESTING

Participants are fully vested in regular before-tax deposits and matched before-tax deposits in their accounts. The participating Retail Store Managers vest in the Company's matching contribution if 3 years of vesting service is satisfied by completing 1,000 hours of service each year either by actually earning 1,000 hours of service in the year or receiving 190 hours of service for each month served as an employee. Retail Store Managers can also vest in the Company's matching contribution if employment continues until the normal retirement date, which is the 1st day of the month coincident with or immediately following a 65th birthday, even if the Retail Store Manager has less than 3 years of service.

FORFEITURES

The Company matching contribution attributable to the matched before-tax deposits of a participating, non-vested Retail Store Manager is forfeited if the Retail Store Manager terminates employment prior to satisfying the vesting requirements; provided, however, that if the non-vested Retail Store Manager is rehired by the Company within five years, the prior service will be counted toward the Plan's vesting schedule. Forfeited amounts are applied against future Company contributions.

VOTING RIGHTS

As a beneficial owner of ConocoPhillips common stock (Company Stock), Plan participants and beneficiaries are entitled to direct the trustee to vote the Company Stock attributable to their accounts. An active employee participant on the voting valuation date may direct the trustee to vote the non-directed shares.

DIVERSIFICATION

Generally, participants may make unlimited exchanges out of any investment fund in any dollar amount, whole percentages or shares of their account to another investment fund subject to the exchange rules in the Plan document. In addition, using selected investment percentages, a participant may request a reallocation of both the existing account and future contribution allocations or a rebalancing of the participant's existing account.

SHARE ACCOUNTING METHOD FOR COMPANY STOCK

Any shares purchased or sold for the Plan on any business day are valued at the Participant Transaction Price, which is calculated using the weighted-average price of the Company Stock traded on that business day and any carryover impact as described in the Plan document.

DISTRIBUTIONS

Total distributions from participant accounts can be made upon the occurrence of specified events, including the attainment of age 59 1/2, death, disability, or termination of employment. Partial distributions are permitted in cases of specified financial hardship.

Certain installment distribution options offered under previous plans were grandfathered into the Plan.

LOANS

Active employee participants can request a loan from their account in the Plan. The minimum loan is $500. Generally, the maximum loan is the lesser of $50,000 or one-half of the vested value of the participant's account. For those eligible for loans, one outstanding loan is available at any one time for a term of up to 58 months.

TRUST AGREEMENTS

The trust agreement with Vanguard provides for the administration of certain assets in the Plan.

Additionally, there are three master trust agreements:

The ConocoPhillips Stock Fund Master Trust Agreement provides for the administration of the ConocoPhillips Stock Fund. The trustee is Vanguard.

The Stable Value Fund (SVF) is managed under the Stable Value Fund Master Trust Agreement. The assets in this fund include investment contracts, units of common collective trusts (CCTs), and U.S. Treasury notes. The trustee for the SVF is State Street Bank and Trust Company.

The DuPont Stock Fund Master Trust Agreement provides for the administration of the DuPont Stock fund. The trustee is Vanguard.

ADMINISTRATION

The Plan is administered by the ConocoPhillips Store Savings Plan Committee (Committee), a Plan Financial Administrator, a Plan Benefits Administrator, and the Chief Financial Officer of the Sponsor. The members of the Committee are appointed by the Board of Directors of the Sponsor or its delegate. The Plan Financial Administrator and Plan Benefits Administrator are the persons who occupy, respectively, the Sponsor positions of Vice President and Treasurer, and Manager Global

Compensation and Benefits. Members of the Committee and the Plan Administrators serve without compensation, but are reimbursed by the Sponsor for necessary expenditures incurred in the discharge of their duties. Administrative expenses of the Plan are paid from assets of the Plan to the extent allowable by law, unless paid by the Sponsor.

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Plan's financial statements are presented on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles. Distributions to participants or their beneficiaries are recorded when paid.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive, and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006, and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit-responsive investment contracts to be reported at fair value in the Plan's Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005, presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

USE OF ESTIMATES

The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 3--INVESTMENTS

VALUATION

Common stock and mutual fund securities are valued at fair value. Common stock values are based on their quoted market prices. Mutual funds are valued using quoted market prices which represent the net asset values of shares held by the Plan at year-end. The assets in the SVF include investment contracts and a short-term investment fund. The investment contracts are backed by fixed income instruments, units of CCTs, and assets in an insurance company's general or separate account. The investment contracts are fully benefit-responsive, and, as required by the FSP, are valued at fair value and then adjusted to contract value which represents contributions, plus interest credited, less distributions and expenses. The short-term investment fund is valued at amortized cost, which approximates fair value. (See Note 7 on Master Trusts for more detail on the SVF including the fair value computation methodology.) Participant loans are valued at carrying value, which approximates fair value. Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Investments that comprised 5% or more of the fair value of net assets available for benefits for the years ended December 31, 2006, and 2005, are as follows:

                                                                   Thousands of
                                                                     Dollars
                                                                 ---------------
At December 31                                                    2006     2005
                                                                 ------   ------
Mutual funds:
   Vanguard Balanced Index Fund                                  $4,025   $3,935
   Vanguard Prime Money Market Fund                               7,720    7,919
   Vanguard Total International Stock
      Index Fund                                                  2,787    2,650
   Vanguard Value Index Fund                                      5,187    4,663
Plan interest in Master Trusts:
   Stable Value Fund                                              1,619    1,675
   ConocoPhillips Stock Fund                                      3,619    3,393

NET APPRECIATION

During 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

                                                                       Thousands
                                                                      of Dollars
                                                                      ----------
Mutual funds                                                             $1,843
                                                                         ------
Net appreciation in fair value of investments                            $1,843
                                                                         ======

NOTE 4--TAX STATUS

The Plan received a determination letter from the Internal Revenue Service dated March 23, 2004, stating that the Plan, as amended and restated as of October 3, 2003, is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.

NOTE 5--RELATED-PARTY TRANSACTIONS

A portion of the Plan's assets is invested in Company Stock. Because ConocoPhillips is the parent of the Sponsor, transactions involving Company Stock qualify as related-party transactions. In addition, certain investments of the Plan are in shares of mutual funds managed by Vanguard. Because Vanguard is the Plan's trustee, these transactions qualify as related-party transactions. All of these types of transactions are exempt from the prohibited transaction rules.

NOTE 6--PLAN TERMINATION

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 7--MASTER TRUSTS

Three investment options of the Plan are held in master trusts and administered under master trust agreements. These investment options include the SVF, ConocoPhillips Stock Fund, and DuPont Stock Fund. The SVF, ConocoPhillips Stock Fund, and DuPont Stock Fund options provided by the Plan are also available to participants in the ConocoPhillips Savings Plan. Each plan's beneficial interest in the master trust funds is based on that plan's proportionate share, determined by participant-directed balances, of the value of the total net assets in the master trust. Investment income for each plan is calculated using this same basis.

STABLE VALUE FUND

The Plan's proportionate share of SVF master trust net assets was approximately 0.1% as of December 31, 2006, and December 31, 2005.

The SVF consists of guaranteed investment contracts (GICs), separate account guaranteed investment contracts (SAGICs), synthetic GIC contracts (SYNs), and short-term investments and cash. In a traditional GIC, the insurance company uses SVF deposits to purchase investments that are held in the insurance company's general account. The insurance company is contractually obligated to repay the principal and a specified rate of interest guaranteed to the SVF master trust. In a SAGIC, the investments are backed by the assets of an insurance company's separate account rather than its general account, and are held for the exclusive benefit of the plans participating in the separate account. In a SYN structure, the underlying investments are owned by the SVF master trust and held in trust for Plan participants. The underlying investments of the SYNs in the SVF master trust consist of CCTs, short-term investments, and U.S. Treasury notes. The SVF master trust purchases a wrapper contract from an insurance company or bank to provide market and cash flow protection to the Plan. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investment, through adjustments to the future interest crediting rate. The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting rates for GICs are set at the time of purchase and are fixed for the specified contract period. The crediting rates for most SAGICs and SYNs are reset monthly or quarterly and are based on the fair value of the underlying portfolio of assets backing these contracts.

Key factors influencing future interest crediting rates for a wrapper contract include:

     -    the level of market interest rates

     - the amount and timing of participant contributions, transfers, and withdrawals into/out of the wrapper contract

     - the investment returns generated by the fixed income investments that back the wrapper contract, and

     - the duration of the underlying investments backing the wrapper contract.

While there may be slight variations from one wrapper contract to another, the formula for determining interest crediting rate resets is based on the characteristics of the underlying fixed income portfolio. Over time, the crediting rate formula amortizes the SVF's realized and unrealized fair value gains and losses over the duration of the underlying investments. The resulting gains and losses in the fair value of the underlying investments relative to the wrapper contract value are represented in the SVF asset values as the "Adjustment from fair value to contract value for fully benefit-responsive contracts."

The SVF values as of December 31, 2006, and December 31, 2005, were as follows:

                                                          Thousands of Dollars
                                                        -----------------------
At December 31                                             2006         2005
--------------                                          ----------   ----------
SVF, at fair value
GICs                                                    $   95,467   $  115,449
SAGICs                                                      14,835      112,725
CCTs                                                            --       70,350
Short-term investments                                      58,631       13,918
SYNs:
   CCTs                                                  1,744,369    1,597,431
   Short-term investments                                      612           51
   U.S. Treasury notes                                      35,323       54,564
   Wrapper contracts                                            42           21
                                                        ----------   ----------
Total assets                                             1,949,279    1,964,509

Total liabilities                                               --           --
                                                        ----------   ----------
Net assets, at fair value                                1,949,279    1,964,509

Adjustment from fair value to
   contract value for fully
   benefit-responsive
   investment contracts                                     24,772       14,238
                                                        ----------   ----------
Net assets, at contract value                           $1,974,051   $1,978,747
                                                        ==========   ==========
Ratio of year-end market
   value yield to investments,
   at fair value                                             5.134%       4.980%

Ratio of year-end crediting
   rate to investments, at
   fair value                                                5.118%       4.947%

Fair value of GICs and SAGICs is determined using a discounted cash flow method. Based on its duration, the estimated cash flow of each contract is discounted using a yield curve interpolated from swap rates and is adjusted for liquidity and credit quality. For those GICs and SAGICs with no stated payment dates, the projected value at the end of the required days notice period is assumed to pay in full and this payment is then discounted following the process described above.

The CCTs are valued at fair value using the net asset value as determined by the issuer based on the current values of the underlying assets of such trust. The short-term investment fund is valued at amortized cost, which approximates fair value. The U.S. Treasury notes are valued at market price plus accrued interest. The fair value of wrapper contracts is determined by calculating the present value of excess future wrap fees. When the replacement cost of the wrapper contracts (a re-pricing provided annually by the contract issuer) is greater than the current wrap fee, the difference is converted into the implied additional fee payment cash flows for the duration of the holding. The present value of that cash flow stream is calculated using a swap curve yield that is based on the duration of the holding, and adjusted for the holding's credit quality rating.

The significant components of the changes in net assets relating to the SVF are as follows:

                                                                      Thousands
                                                                     of Dollars
                                                                     ----------
Year Ended December 31, 2006
   Contributions                                                     $   50,270
   Interest income (net)                                                 93,119
   Asset transfers in                                                   254,130
   Other additions                                                        2,356
   Distributions                                                       (225,622)
   Participant loans                                                     (3,557)
   Other deductions                                                          (8)
   Asset transfers out                                                 (175,384)
                                                                     ----------
Net decrease                                                             (4,696)
Beginning of year                                                     1,978,747
                                                                     ----------
End of year                                                          $1,974,051
                                                                     ==========

In certain circumstances, the amount withdrawn from investment contracts would be payable at fair value rather than contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, a decision by the administrators of the Plan to withdraw from an investment contract in order to switch to a different investment provider, or in the event of a spin-off or sale of a division if the terms of a successor plan do not meet the investment contract issuer's underwriting criteria for issuance of a clone investment contract. However, the events described above are not probable of occurring in the foreseeable future.

Examples of events that would permit a contract issuer to terminate an investment contract upon short notice include the Plan's loss of a qualified tax status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these occurred, the investment contract issuer could terminate the investment contract at fair value. The Plan Administrators do not anticipate any of these events are probable of occurrence.

CONOCOPHILLIPS STOCK FUND

The ConocoPhillips Stock Fund is comprised of Company Stock held in a master trust, the ConocoPhillips Stock Fund Master Trust. The Plan's proportionate share of ConocoPhillips Stock Fund master trust net assets was approximately 0.1% as of December 31, 2006, and December 31, 2005.

The ConocoPhillips Stock Fund values as of December 31, 2006, and December 31, 2005, were as follows:

                                                           Thousands of Dollars
                                                         -----------------------
At December 31                                              2006         2005
                                                         ----------   ----------
   ConocoPhillips Stock Fund                             $2,851,509   $2,380,454
                                                         ----------   ----------
End of year                                              $2,851,509   $2,380,454
                                                         ==========   ==========

The significant components of the changes in net assets relating to the ConocoPhillips Stock Fund are as follows:

                                                                      Thousands
                                                                     of Dollars
                                                                     ----------
ConocoPhillips Stock Fund
Year Ended December 31, 2006
   Contributions                                                     $  109,390
   Dividend income                                                       61,479
   Net appreciation in fair value of Company Stock                      590,560
   Asset transfers in                                                   344,453
   Distributions                                                       (161,240)
   Participant loans                                                    (20,713)
   Other deductions                                                        (680)
   Asset transfers out                                                 (452,194)
                                                                     ----------
Net increase                                                            471,055
Beginning of year                                                     2,380,454
                                                                     ----------
End of year                                                          $2,851,509
                                                                     ==========

DUPONT STOCK FUND

The DuPont Stock Fund is comprised of DuPont stock held in a master trust, the DuPont Stock Fund Master Trust. This option is closed to new investment elections. The Plan's proportionate share of DuPont Stock Fund master trust net assets was approximately 0.1% as of December 31, 2006, and December 31, 2005.

The DuPont Stock Fund values as of December 31, 2006, and December 31, 2005, were as follows:

                                                            Thousands of Dollars
                                                            --------------------
At December 31                                                 2006       2005
                                                             --------   --------
   DuPont Stock Fund                                         $136,055   $147,012
                                                             --------   --------
End of year                                                  $136,055   $147,012
                                                             ========   ========

The significant components of the changes in net assets relating to the DuPont Stock Fund are as follows:

                                                                      Thousands
                                                                     of Dollars
                                                                     ----------
DuPont Stock Fund
Year Ended December 31, 2006
   Dividend income                                                     $  4,576
   Net appreciation in fair value of stock                               17,588
   Other additions                                                            9
   Distributions                                                         (9,515)
   Participant loans                                                       (249)
   Other deductions                                                         (33)
   Asset transfers out                                                  (23,333)
                                                                       --------
Net decrease                                                            (10,957)
Beginning of year                                                       147,012
                                                                       --------
End of year                                                            $136,055
                                                                       ========

NOTE 8--RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2006 and 2005, as reflected in these financial statements, to the amounts reflected in the Plan's Form 5500:

                                                            Thousands of Dollars
                                                            --------------------
                                                                2006     2005
                                                              -------   -------
Net assets available for benefits as
   reported in the financial statements                       $26,859   $26,188
Less: Adjustment from fair value to
   contract value for certain fully
   benefit-responsive investment contracts                        (20)       --
                                                              -------   -------
Net assets available for benefits
   as reported in the Form 5500                               $26,839   $26,188
                                                              =======   =======

The following is a reconciliation of net increase for the year ended December 31, 2006, as reflected in these financial statements, to the amounts reflected in the Plan's Form 5500:

                                                                       Thousands
                                                                      of Dollars
                                                                      ----------
Year Ended December 31, 2006
Net increase as reported in the
   financial statements                                                  $671
Less: Adjustment from fair value to contract
   value for certain fully benefit-responsive
   investment contracts at December 31, 2006                              (20)
                                                                         ----
Net increase as reported in the Form 5500                                $651
                                                                         ====

--------------------------------------------------------------------------------
SCHEDULE OF ASSETS (HELD AT END OF YEAR)                          CONOCOPHILLIPS
SCHEDULE H, LINE 4I                                           STORE SAVINGS PLAN
                                                        EIN 73-0400345, PLAN 027

At December 31, 2006

(a)(b) Identity of   (c) Description of investment                 Thousands of Dollars
issue, borrower,     including maturity date,                  ----------------------------
lessor, or similar   rate of interest, collateral,             (d) Historical   (e) Current
party                par or maturity value                          Cost           Value
------------------   ---------------------------------------   --------------   -----------
The Vanguard         5,453 units, Vanguard
   Group*               500 Index Fund                                     **       $   712

                     188,458 units, Vanguard
                        Balanced Index Fund                                **         4,025

                     11,056 units, Vanguard
                        Extended Market Index Fund                         **           428

                     9,078 units, Vanguard
                        Growth Index Fund                                  **           270

                     7,719,480 units, Vanguard
                        Prime Money Market Fund                            **         7,720

                     20,535 units, Vanguard
                        Total Bond Market Index Fund                       **           205

                     157,712 units, Vanguard
                        Total International Stock Index Fund               **         2,787

                     195,158 units, Vanguard
                        Value Index Fund                                   **         5,187

Participants*        Loans to Plan participants,
                        Interest rates ranging
                        from 4.0% to 10.0%                                 --           195
                                                                                    -------
                                                                                    $21,529
                                                                                    =======

*    Party-in-interest

** Historical cost information is not required for participant-directed investments.

--------------------------------------------------------------------------------
EXHIBIT INDEX                                                     CONOCOPHILLIPS
                                                              STORE SAVINGS PLAN

EXHIBIT
NUMBER                          DESCRIPTION
-------   --------------------------------------------------------
   23     Consent of Independent Registered Public Accounting Firm